UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

fuboTV Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

35953D104

(CUSIP Number)

Richard Bernstein, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

646-414-6842

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35953D104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): NZ VIII (GP) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Bailiwick of Jersey

Number of	7. Sole Voting Power:	7,096,339*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	7,096,339*
Person with	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	7,096,339*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.1%*
14.	Type of Reporting Person (See Instructions): IA

*Based upon a Form 10-K/A filed by fuboTV Inc., a Florida corporation (the “Company”), with the U.S. Securities and Exchange Commission on March 29, 2021, as of March 23, 2021, there were 140,160,575 issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of April 1, 2021, the filing date of this Schedule 13D (the “Filing Date”), Northzone VIII LP, a Bailiwick of Jersey limited partnership (the “Fund”), held (x) 6,819,391 shares of Common Stock, and (y) warrants (the “Warrant”) exchangeable for 277,008 shares of Common Stock. NZ VIII (GP) Limited, a Bailiwick of Jersey limited company (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all the Company’s securities held by the Fund. As a result, as of the Filing Date, the Reporting Person may be deemed to beneficially own 7,096,399 shares of the Common Stock, or 5.1% of the shares of Common Stock issued and outstanding. In addition to the shares of Common Stock and the Warrant held by the Fund and deemed beneficially owned by the Reporting Person, an individual who is (i) an advisor to the Reporting Person and certain of the Reporting Person’s affiliates, and (ii) an investor in the Fund, is a member of the Company’s Board of Directors (the “Director”). The Director is entitled to receive, and currently holds, pursuant to the Company’s Outside Director Compensation Plan, certain of the Company’s securities. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, the Reporting Person disclaims the beneficial ownership of any of the Company’s securities held by the Director.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Shares”), of fuboTV Inc., a Florida corporation (the “Company”). The principal executive offices of the Company are located at 1330 Avenue of the Americas, New York, New York 10019.

Item 2.	Identify and Background.

This Schedule 13D is being filed by NZ VIII (GP) Limited (the “Reporting Person”), a Bailiwick of Jersey limited company, whose business address is 12 Castle Street, St. Helier, Bailiwick of Jersey, JE2 3RT. The Reporting Person is a private company and, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Northzone VIII LP, a Bailiwick of Jersey limited partnership (the “Fund”).

The Reporting Person is controlled by a board of directors consisting of four individuals (the “RP Directors”). The RP Directors are Ian Lambert (citizen of the United Kingdom), Nick Watkins (citizen of the United Kingdom), Matthew Robins (British citizen), and Antoinette Kyriacou (citizen of the Republic of South Africa). Each of the RP Directors have a business address of 12 Castle Street, St. Helier, Bailiwick of Jersey, JE2 3RT.

During the last five years, neither the Reporting Person nor any RP Directors, to the best of the Reporting Person’s knowledge and belief, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person, or any of the RP Directors, was, or now is, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Communications.

All of the funds used in making the purchases of the Company’ s securities described in Item 5 of this Schedule 13D came from the working capital of the Fund.

Item 4.	Purpose of Transaction.

The acquisition of the Company’s securities referred to in this Schedule 13D is for investment purposes. Except as otherwise set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to, or would result in, any of the transactions required to be described in Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As of April 1, 2021 (the “Filing Date”), the Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. These securities include (x) 6,819,391 Shares and (y) warrants (the “Warrants”) exchangeable for 277,008 Shares. Based upon a Form 10-K/A filed by the Company with the U.S. Securities and Exchange Commission on March 29, 2021, as of March 22, 2021, there were 140,160,575 Shares of the Company issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 5.1% of the Shares issued and outstanding as of the Filing Date.

In addition to the Shares held by the Fund and deemed beneficially owned by the Reporting Person, an individual who is (i) an advisor to the Reporting Person and certain of the Reporting Person’s affiliates, and (ii) an investor in the Fund, is a member of the Company’s Board of Directors (the “Director”). The Director is entitled to receive, and currently holds, pursuant to the Company’s Outside Director Compensation Plan, certain of the Company’s securities (the “Director’s Securities”). The Fund and the Director have an understanding that if and when the Director’s Securities are monetized, the Director will deliver the proceeds of such Director’s Securities to the Fund. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any of the Director’s Securities.

On or about January 26, 2021, the Company disclosed an exchange offer (the “Exchange Offer”) pursuant to which holders of the Company’s Series AA Convertible Preferred Stock par value $0.0001 per share (the “Preferred Shares”) could exchange each Preferred Share for two Shares. Prior to the announcement of the Exchange Offer, the Fund held 3,499,146 Preferred Shares. The Fund elected to participate in the Exchange Offer. On or about the date on which the conditions precedent with respect to the Exchange Offer were substantially satisfied, the Exchange Offer was consummated. As a result, the Fund received 6,998,292 Shares in exchange for its 3,499,146 Preferred Shares.

 The following table sets forth the sale transactions, each of which were sales effected in an ordinary brokerage transaction, with respect to the Shares, or securities convertible into, exercisable for, or exchangeable for, the Shares, by the Reporting Person, or any person or entity controlled by the Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof.

Date	Number of Shares	Price Per Share
March 3, 2021	105,909	$36.335
March 4, 2021	200,000	$29.738
March 15, 2021	150,000	$33.580

Other than as set forth in this Item 5, there were no transactions in the Shares (or securities convertible into, exercisable for, or exchangeable for, such Shares) by the Reporting Person or any other person or entity controlled by the Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty days prior to March 2, 2021, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Nothing set forth in this Schedule 13D will be construed as an admission by the Reporting Person, the Fund, or any other person or entity, that the Reporting Person, the Fund, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purposes.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

The Reporting Person, on behalf of itself and the Fund, has provided an undertaking (the “Voting Undertaking”) to the Company pursuant to which the Reporting Person and the Fund will not exercise voting rights with respect to their beneficially owned Shares to the extent that such Shares exceed 4.99% of the Company’s issued and outstanding Shares. This Voting Undertaking will terminate on the earlier to occur of the following: (X) on the date that the Reporting Person publicly files an amendment to this Schedule 13D pursuant to which the Reporting Person discloses that it ceased to beneficially own greater than five percent of the Shares, and (Y) 61 days after the Reporting Person publicly files an amendment to this Schedule 13D indicating that it has terminated the Voting Undertaking.

Item 7.	Materials to be Filed as Exhibits.

None.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2021

NZ VIII (GP) LIMITED

/s/ Antoinette Kyriacou

Director, NZ VIII (GP) Limited

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).